
信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2006/CS-1079

19 September 2006

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,


06017127

SUPPL

Level One Sponsored ADR Progr
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the following documents of the Company:-

1. Press Announcement on Final Results for the year ended 30 June 2006; and
2. Joint Press Announcement to Holders of the Convertible Bonds.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Final Results 2006\19.09.2006\Letter - ADR.doc

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

HK$2,500,000,000
1.625% Guaranteed Convertible Bonds due 2009
(the "Convertible Bonds")
(Stock Code: 2504)
issued by

GETSMART FINANCE LIMITED

(Incorporated in the British Virgin Islands with limited liability)

unconditionally and irrevocably guaranteed by



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the "**Terms and Conditions**"). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the Terms and Conditions.

The directors of Sino Land Company Limited ("**Sino Land**") and Getsmart Finance Limited ("**Getsmart**") jointly announce that on 18th September, 2006 the directors of Sino Land proposed a final dividend (the "**2006 Final Dividend**") of HK30 cents per share (with an option for scrip dividend) for the year ended 30th June, 2006 to Sino Land's shareholders whose names appear on the register of members of Sino Land (the "**Register of Members**") on 16th November, 2006 (the "**Record Date**").

The 2006 Final Dividend is subject to the approval by the shareholders of Sino Land at the annual general meeting to be held on 16th November, 2006. The 2006 Final Dividend will be despatched by Sino Land on or about 14th December, 2006.

The Register of Members will be closed from 13th November, 2006 to 16th November, 2006 (both dates inclusive) and will be re-opened on 17th November, 2006.

Holders of the Convertible Bonds who wish to exercise their conversion rights attaching to their Convertible Bonds so as to be entitled to the 2006 Final Dividend should lodge the properly completed and signed conversion notices with the Principal Agent **on or before 3:00 p.m. (London time) on 3rd November, 2006** in order to ensure sufficient time for registration as a shareholder of Sino Land by the Record Date.

Holders of the Convertible Bonds who submit conversion notices to the Principal Agent **after 3:00 p.m. (London time) on 3rd November, 2006 but before 3:00 p.m. (London time) on 15th November, 2006** may not be registered as shareholders of Sino Land by the Record Date, and therefore may not be entitled to the 2006 Final Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2006 Final Dividend pursuant to Condition 6.2.3(v).

By Order of the Board of
Sino Land Company Limited
Raymond Tong Kwok Tung
Director

By Order of the Board of
Getsmart Finance Limited
Raymond Tong Kwok Tung
Director

Hong Kong, 18th September, 2006

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the non-executive director is The Honourable Ronald Joseph Arculli and the independent non-executive directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning. The directors of Getsmart are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai.


Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

CHAIRMAN'S STATEMENT

I am pleased to present the 2005/2006 Annual Report to shareholders.

FINAL RESULTS

For the year ended 30th June, 2006, the Group's audited consolidated net profit attributable to shareholders reached a new record high of HK$6,017 million. Excluding revaluation surplus on investment properties net of deferred tax of HK$1,289 million, the underlying net profit from operations increased significantly to HK$4,728 million, representing an increase of 91% compared with HK$2,474 million reported in the previous financial year.

The turnover of the Group increased by over 100% to HK$8,328 million compared with the previous financial year. Earnings per share for the year were 139.6 cents compared with 119.7 cents in the previous financial year.

The results for the year ended 30th June, 2006 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for accounting periods beginning on or after 1st January, 2005.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 30 cents per share in respect of the year ended 30th June, 2006 to shareholders whose names appear on the Register of Members of the Company on 16th November, 2006. Together with the interim dividend of 8.5 cents per share, the total dividend for the full year is 38.5 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 16th November, 2006; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 20th November, 2006. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 14th December, 2006.

BUSINESS REVIEW

(1) Sales Activities

Turnover from sales for the financial year ended 30th June, 2006 was mainly derived from sales of residential units in One SilverSea, West Kowloon. At associate level, earnings from property sales were mainly derived from sales of residential units in Mount Beacon, Kowloon Tong, Hong Kong and One HoneyLake in Shenzhen.

For the financial year 2005/2006, the Group completed 4 projects described below with a total gross floor area of approximately 1.2 million square feet, of which two projects are located in Hong Kong with an aggregate attributable gross floor area of 944,012 square feet and certain phases of two projects located in mainland China with an aggregate attributable gross floor area of 299,239 square feet:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. One SilverSea, 18 Hoi Fai Road, West Kowloon	Residential/ Commercial	100%	843,621
2. Mount Beacon, 20 Cornwall Street, Kowloon Tong, Kowloon	Residential	33%	100,391
3. One HoneyLake, Phase I, Xiangmei Road, Futian District, Shenzhen	Residential	50%	236,808
4. Chengdu International Community, First Phase, Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	Residential/ Commercial	20%	62,431
			1,243,251

Mount Beacon, a luxurious residential project located in Kowloon Tong, was launched on the market in July 2005 with over 70% of all the units sold. Sino Land has 33.3% interest in the project.

One SilverSea, a luxurious project located on the West Kowloon waterfront commanding an unobstructed panoramic view of Hong Kong Island, was launched in late September 2005. The project was well received with over 80% of the total residential units sold.

Vision City, a residential development located in the centre of Tsuen Wan and served by two railway arteries namely MTR Tsuen Wan Station and KCR Tsuen Wan West Station on the West Rail, was placed on the market in April 2006. Market response for this first phase of marketing programme was positive with over 40% of its 1,466 units sold.

In respect of the residential projects in mainland China, the Group has launched a total of three projects to market.

One HoneyLake is a joint venture in which Sino Land has a 50% interest. Located alongside the Honey Lake in the Futian area in Shenzhen, the development consists of a total of 447 units comprising semi-detached houses, terrace houses, low-rise and high-rise apartments. All the houses and low-rise apartments have been marketed in phases and the response was positive with virtually all of the units sold. In respect of sales of high-rise apartments, market response has been encouraging.

Chengdu International Community, Sichuan is a joint venture in which Sino Land has a 20% interest. Approximately 1,170 units in the development were rolled out in six batches under phase one. The project was well received by home-buyers and over 80% of the units placed on the market were sold. It is anticipated that there will be eight more phases to be launched over the next few years.

In July 2006, the Group commenced to market approximately half of the total residential units in Greenfields, a wholly-owned residential and retail project located in Guangzhou. Over 65% of the units launched have been sold.

(2) Land Bank

As at 30th June, 2006, the Group had a land bank of approximately 27.5 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 57% is residential; 27% commercial; 8% industrial; 5% car parks and 3% hotels. In terms of breakdown of the land bank by status, 17.1 million square feet consist of properties under development, 9.4 million square feet of properties for investment/own use and 1.0 million square feet of properties held for sale. The Group will continue to replenish its land bank selectively to optimise its earnings potential.

On 27th September, 2005, the Group acquired, for residential and retail development, two plots of contiguous sites nearby the residential and commercial complex of Olympian City in West Kowloon. The Group owns 50% interest in both sites. With a total gross floor area of approximately 1.09 million square feet, the additional sites will contribute in aggregate 547,987 square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. KIL 11167, Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon, Reclamation Area	Residential/ Retail	50%	249,411
2. KIL 11168, Hoi Ting Road, West Kowloon, Reclamation Area	Residential/ Retail	50%	298,576
			547,987

(3) Property Development

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 2.2 million square feet in the next financial year ending 30th June, 2007:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Vision City, 1 Yeung Uk Road, Tsuen Wan, New Territories	Residential/ Retail	100%	1,401,472
2. One HoneyLake, Phase II, Xiangmei Road, Futian District, Shenzhen	Residential	50%	455,525
3. Greenfields, No. 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2	Residential/ Retail	100%	314,655
4. Chengdu International Community, First Phase, Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	Residential/ Commercial	20%	85,436
			2,257,088

(4) Rental Activities

The gross rental revenue of the Group, including the attributable share of its associates, increased by 14% to HK$1,400 million for the financial year ended 30th June, 2006 compared with HK$1,226 million in the previous financial year. The increase in rental revenue resulted from positive rental increases across all sectors of the rental portfolio.

The demand for retail space continued to grow steadily during the financial year 2005/2006. Pay rises, increasing household formations, increase in the number of births, and the continuing economic growth have been the key drivers for boosting domestic consumption. Tourist spending has further improved retail sales. Given the locations of the Group's retail properties and on-going asset enhancement initiatives, the Group's major retail malls namely, Tuen Mun Town Plaza Phase I, Olympian City 1 and 2, the retail spaces in Tsim Sha Tsui Centre and China Hong Kong City are well positioned to gain.

The Hong Kong office sector has benefited from business expansion in recent years. The number of overseas and local companies has been on the rise with increasing number of companies hosting their regional headquarters or regional offices in Hong Kong. As a result, the Group enjoyed a positive growth in office rental revenue for the financial year 2005/2006.

The industrial sector has grown in parallel with the robust performance of external trade in Hong Kong. The positive economic growth in Asia will bolster bilateral flows of people, goods and services in the region. Trade liberalization measures between mainland China and Hong Kong being rolled out in recent years and infrastructure development connecting Hong Kong and Pearl River Delta region will strengthen business activities in the two territories. Overall, rental revenue from the Group's industrial buildings experienced an upward trend.

As at 30th June, 2006, the Group had approximately 9.4 million square feet of attributable gross floor area of properties for investment/own use. Of this portfolio, commercial developments account for 54%, industrial developments 20%, car parks 15%, hotels 8%; with the remaining 3% being residential.

(5) Hotels

The continuing economic growth in Asia Pacific region and mainland China has increased both business and leisure travel to Hong Kong and Singapore. Increase in business activities has brought about a strong increase in room revenue for both The Fullerton Singapore and Conrad Hong Kong for the financial year ended 30th June, 2006.

In Hong Kong, government statistics showed that visitor arrivals to Hong Kong for the period between July 2005 and June 2006 reached 24.5 million, an increase of 7.9% compared with the corresponding period of the previous year. The increase in middle-class income group in the mainland will also boost independent travel benefiting high-end hotels. Combined with the HKSAR Government's strategy and various thematic campaigns and initiatives such as '2006 Discover Hong Kong', 'the Culture & Heritage Celebration' and 'A Symphony of Lights' to promote Hong Kong as a preferred tourist destination in Asia, Conrad Hong Kong is set for positive growth.

The Group aims to provide and maintain the highest standards of customer service. During the financial year 2005/2006, the Group's hotels received a number of awards from renowned organisations in recognition of their quality of service, hotel management capability and quality of the food and beverage of their restaurant outlets. Management will continue its policy of improving the quality of its products and services to ensure customer satisfaction.

(6) Mainland Business

The Group's focused and selective approach to its development business in mainland China not only resulted in the successful sales and completion of projects in Xiamen and Shenzhen but has also given the Group a good foothold in that market. The Group has a number of development projects in prime locations in various cities namely Shenzhen, Chengdu, Guangzhou, Xiamen, Fuzhou and Zhangzhou. The projects will be completed in phases over the next few years.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2005.

FINANCE

As at 30th June, 2006, the Group's gearing was 39.9%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The increase in gearing compared with that as at 30th June, 2005 was mainly due to land bank acquisitions for development purpose and utilisation of credit facilities for existing development projects. Of the total borrowings, 18.4% was repayable within one year, 21.6% repayable between one and two years and 60.0% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$10,917 million, comprising cash on hand of approximately HK$3,739 million together with committed undrawn facilities of approximately HK$7,178 million. Total asset and shareholders' fund of the Group were HK$67.1 billion and HK$39.7 billion respectively.

With regard to the litigation matter concerning an Agreement dated 19th December, 1996 entered into between subsidiary companies of the Company and Hang Lung Development Company Limited ("Hang Lung"), the Court of Appeal on 30th December, 2005 handed down a judgment dismissing the Company's appeal, finding in favour of Hang Lung. Acting on legal advice, the Company has lodged an appeal with the Court of Final Appeal against the judgment of the Court of Appeal, which has been set down for hearing in early 2007. As the outcome of this appeal remains uncertain, the Directors are of the opinion that no provision in respect of the deposit paid and other liabilities arising from the Agreement should be made for the financial year ended 30th June, 2006.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2006. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the Convertible Bonds due 2009.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communication with investors and shareholders by various channels such as non-deal roadshows, investor conferences, results briefing, site visits and corporate website to disseminate information on the Group's latest developments.

CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that best design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Delivering high-quality customer service has long been one of the Group's key business objectives. During the period under review, the Group's property management arm, Sino Estates Management Limited, received a number of awards from HKSAR Government and renowned organisations in recognition of its quality of service, management capability, contributions to community and charity services, and promotion of environmental protection. The Group will continue to make improvement in its quality of service so as to ensure customer satisfaction and enhance branding.

CORPORATE CITIZENSHIP

To further the Group's commitment to good corporate citizenship, the Community Care Committee (the "Committee") works closely with different charitable and voluntary organizations to organise various community services for the needy.

On the environmental protection side, the Group has collaborated with a number of international organisations focusing on promoting environmental protection to co-organise activities to inspire public interest in protecting our natural resources and encourage the concept of green living.

It is also the Group's belief that supporting local arts and cultural activities is important to foster creativity, reinforce public awareness and fulfill Hong Kong people's artistic appreciation. The Committee will continue to roll out activities for staff participation as well as to serve the community in the years to come.

PROSPECTS

The global economy witnessed solid economic growth in the financial year 2005/2006. Policy-makers in the major economies fine-tuned their monetary measures during the period, in the interests of a long-term economic growth. Notwithstanding volatility in energy and commodity prices, the macro economic outlook for Hong Kong remains positive supported by the strength of exports and domestic consumption.

The measures introduced by the Central Government to better manage investment growth and establish a sustainable property market are now beginning to take effect, serving to further strengthen the economy and ensure a sustainable level of healthy economic growth. The programme, such as Closer Economic Partnership Arrangement III and Qualified Domestic Institutional Investor focusing on tightening economic cooperation initiated and implemented by the Central Government that foster further collaborative ties between mainland China and Hong Kong, offer tremendous opportunities for business enterprises. The infrastructure developments taken place in both territories will further connect the two, leading to an even higher level of economic integration. The growing integration between mainland China and Hong Kong is a powerful engine and will provide Hong Kong an even stronger platform to advance further and drive new exciting growth in the years ahead.

The Group continues to be well prepared to take advantage of the exciting opportunities ahead. It will continue its policy of selectively and continuously replenishing its land bank to optimise earnings and of improving the quality of its properties and services so as to enhance the lifestyle for its customers. The Group's acquisition of prime sites for its land bank will enable it to strengthen the earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert Ng Chee Siong
Chairman

Hong Kong, 18th September, 2006

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

FINAL RESULTS

The audited results of the Group for the year ended 30th June, 2006 are as follows:

Consolidated Income Statement

	Notes	2006 HK$	2005 HK$ (as restated)
Turnover	3	8,328,333,552	4,150,741,802
Cost of sales		(2,426,176,996)	(1,399,411,315)
Direct expenses		(848,586,978)	(679,533,710)
Gross profit		5,053,569,578	2,071,796,777
Increase in fair value of investment properties		1,198,027,120	1,828,505,571
Other income		64,201,338	45,076,413
Profit on disposal of investments in other securities		–	108,548,998
Unrealised holding gain on investments in trading securities		–	*133,934,961*
Gain arising from change in fair value of trading securities		84,327,063	–
Loss on disposal of available-for-sale investments		(929,261)	–
Administrative expenses		(456,310,491)	(396,134,413)
Finance income		233,295,916	69,668,496
Finance costs		(434,299,262)	(171,306,390)
Net finance costs		(201,003,346)	(101,637,894)
Share of results of associates	4	1,270,087,789	2,146,808,328
Profit on disposal of a subsidiary		–	57,000,000
Profit before taxation	5	7,013,979,790	5,893,898,741
Income tax expense	6	(963,377,068)	(429,778,278)
Profit for the year		6,050,602,722	5,464,120,463
Attributable to:			
Equity holders of the Company		6,017,327,254	5,175,950,540
Minority interests		33,275,468	288,169,923
		6,050,602,722	5,464,120,463
Interim dividend at HK8.5 cents (2005 – HK8.5 cents) per share		365,390,456	368,206,098
Proposed final dividend at HK30 cents (2005 – HK11.5 cents) per share		1,291,036,642	491,050,421
Earnings per share	7		
Basic		139.61 cents	119.73 cents
Diluted		133.05 cents	116.49 cents

Consolidated Balance Sheet
At 30th June, 2006

	Notes	2006 HK$	2005 HK$ (as restated)
Non-current assets			
Investment properties		20,663,840,276	18,882,180,537
Hotel property		820,861,230	763,571,224
Property, plant and equipment		67,288,392	65,831,426
Prepaid lease payments – non-current		402,334,101	357,029,722
Interests in associates		4,902,553,731	3,611,762,605
Available-for-sale investments		3,089,496,220	–
Investments in securities		–	1,541,060,100
Advances to associates		8,122,751,555	7,144,920,210
Advances to investee companies		16,232,009	18,786,862
Other non-current asset		–	300,000
Long-term loans receivable		181,444,485	417,554,118
		38,266,801,999	32,802,996,804
Current assets			
Properties under development		15,423,272,565	10,701,273,470
Stocks of unsold properties		2,208,033,696	1,508,162,626
Hotel inventories		22,183,233	20,928,947
Prepaid lease payments – current		4,495,355	4,295,942
Trading securities		661,354,850	–
Investments in securities		–	375,025,853
Amounts due from associates		898,849,248	1,416,080,967
Accounts and other receivables	8	6,230,059,015	929,221,029
Current portion of long-term loans receivable		8,474,210	21,245,879
Taxation recoverable		239,375,867	225,700,971
Restricted bank deposits		259,592,141	184,232,581
Time deposits, bank balances and cash		2,972,714,898	2,727,962,734
		28,928,424,264	18,314,128,999
Current liabilities			
Accounts and other payables	9	3,104,271,846	1,491,980,103
Amounts due to associates		228,681,970	263,821,581
Taxation payable		909,913,711	234,612,742
Current portion of long-term bank loans		411,826,470	386,447,000
Bank loans			
– secured		1,998,942,600	193,964,000
– unsecured		1,100,000,000	–
Secured other loans		17,415,760	28,443,781
		7,762,970,357	2,599,269,207
Net current assets		21,165,453,907	15,714,859,792
		59,432,255,906	48,517,856,596
Capital and reserves			
Share capital		4,303,699,473	4,348,057,662
Share premium and reserves		35,442,153,676	30,279,048,433
Equity attributable to equity holders of the Company		39,745,853,149	34,627,106,095
Minority interests		39,711,496	27,236,028
Total equity		39,785,564,645	34,654,342,123
Non-current liabilities			
Long-term bank borrowings – due after one year		13,365,819,870	7,639,748,509
Convertible bonds		2,321,745,487	2,258,927,488
Deferred taxation		1,885,620,255	1,705,016,202
Advances from associates		1,928,166,722	1,877,508,835
Advances from minority shareholders		*245,338,927*	*382,213,439*
		19,646,691,261	13,863,514,473
		59,432,255,906	48,517,856,596

Notes:

1. **Application of Hong Kong Financial Reporting Standards/Changes in accounting policies**

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005 except for HKAS 40 "Investment Property" and HKAS – INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which the Group had early adopted in the financial statements for the year ended 30th June, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of taxation of associates has been changed. The changes in presentation have been applied retrospectively.

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

__Business Combinations__

In 2005, the Group has applied HKFRS 3 "Business Combinations", which is applicable for business combinations for which agreement date is on or after 1st January, 2005. As there was no goodwill or discount on acquisition arose from those acquisitions *for which the agreement date is on or after 1st January, 2005, the application of HKFRS 3 did not have* a material impact on the Group for the year ended 30th June, 2005. The impact of the application of HKFRS 3 to the Group for the year ended 30th June, 2006 is summarised below:

Goodwill

In previous years, goodwill arising on acquisitions of associates prior to 1st January, 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously included as interests in associates, the Group eliminated the carrying amount of the related accumulated amortisation of HK$116,589,852 with a corresponding decrease in the cost of goodwill on 1st July, 2005. The Group has discontinued amortising such goodwill from 1st July, 2005 onwards and such goodwill, which is included in the cost of the investment of the relevant associate, will not be tested for impairment separately. Instead, the entire carrying amount of the interests in associates is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associates with their corresponding carrying amount. Any impairment *loss identified is recognised and is allocated first to goodwill. Goodwill arising on acquisitions after 1st January, 2005 is* measured at cost less accumulated impairment losses, if any, after initial recognition and will be tested for impairment at least annually. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2005 have not been restated (see Note 2 for the financial impact).

Discount on acquisition (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss in the year in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1st January, 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1st July, 2005 of HK$84,618,548 previously presented as a deduction from interests in associates. A corresponding adjustment to the Group's retained profits of HK$84,618,548 has been made (see Note 2 for the financial impact).

__Financial Instruments__

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Convertible bonds

The principal impact of HKAS 32 on the Group is in relation to convertible bonds issued by the Group that contain both liability and equity components. Previously, convertible bonds were classified as liabilities on the balance sheet. HKAS 32 requires an issuer of a compound financial instrument that contains both financial liability and equity components to separate the compound financial instrument into the liability and equity components on initial recognition and to account for these components separately. In subsequent years, the liability component is carried at amortised cost using the effective interest method. HKAS 39 requires derivatives embedded in a non-derivative host contract to be accounted for separately when the economic risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. The Group has applied HKAS 32 on the convertible bonds in respect of the liability and equity components retrospectively and HKAS 39 on the embedded derivatives regarding the convertible bonds prospectively.

As a result of the adoption of HKAS 32 in relation to the convertible bonds, the interest charge on the convertible bonds, calculated based on the effective interest method, in respect of the year ended 30th June, 2006 increased by HK$41,843,133 *(2005: HK$23,789,202)*. The deferred taxation arising from the convertible bonds of HK$58,746,870 has been credited to the equity component of convertible bonds. Comparative figures for 2005 have been restated (see Note 2 for the financial *impact). The adoption of HKAS 39 in relation to the embedded derivative on the convertible bonds has had no material* impact on the financial position of the Group as at 1st July, 2005.

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30th June, 2005, the Group classified and measured its investments in equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for Investments in Securities" issued by the HKICPA. Under SSAP 24, investments in equity securities were classified as "trading securities" or "non-trading securities" as appropriate. Both "trading securities" and "non-trading securities" were measured at fair value. Unrealised gains or losses of "trading securities" were reported in profit or loss for the period in which gains or losses arose. Unrealised gains or losses of "non-trading securities" were reported in equity until the securities were sold or *determined to be impaired, at which time the cumulative gain or loss previously recognised in equity was included in the* profit or loss for that period. From 1st July, 2005 onwards, the Group has classified and measured its investments in equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity, respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" are measured at amortised cost using the effective interest method after initial recognition.

On 1st July, 2005, the Group classified and measured its investments in equity securities in accordance with the transitional provisions of HKAS 39. Non-trading securities and club debenture classified under non-current asset and trading securities classified under current assets at 30th June, 2005 have been reclassified to "available-for-sale investments" and "trading securities", respectively. The reclassifications in accordance with the transitional provision of HKAS 39 has had no material effect on the Group's retained profits. Accordingly, no adjustment has been required.

Financial assets and financial liabilities other than equity securities

From 1st July, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". "Financial liabilities at fair value through profit or loss" are measured at fair value, with changes in fair value being recognised in profit or loss directly. "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition.

Prior to the application of HKAS 39, non-current interest-free advances to associates and advances from associates were stated at the nominal amount. HKAS 39 requires all financial assets and financial liabilities to be measured at fair value on initial recognition. Such interest-free advances are measured at amortised cost determined using the effective interest method at subsequent balance sheet dates. The Group has applied the *relevant transitional provisions in HKAS 39. As a* result of this change in the accounting policy, the carrying amount of the advances to associates and advances from associates as at 1st July, 2005 have been decreased by HK$69,506,421 and HK$26,738,264 respectively in order to state the advances at amortised cost in accordance with HKAS 39. The Group's interests in associates as at 1st July, 2005 has been increased by HK$42,768,157. The adoption of HKAS 39 has had no material effect on the Group's retained profits (see Note 2 for the financial impact).

__Hotel Properties__

In previous years, hotel properties of the Group and its associate were stated at cost and no depreciation was provided on the hotel properties held on leases of more than twenty years. It was the Group's practice to maintain its hotel properties in a continual state of sound repairs and maintenance. In current year, the Group and its associate have applied HKAS 16 "Property, plant and equipment". Under HKAS 16, the depreciable amount of the property, plant and equipment shall be allocated on a systematic basis over their useful lives. In addition, the residual values and the useful lives of property, plant and equipment shall be reviewed at least at each financial year-end.

Upon application of HKAS 16, the Group and its associate reviewed the residual values and useful lives of their hotel properties, depreciation is provided on hotel properties and these changes are accounted for in accordance with HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" (see Note 2 for the financial impact).

__Owner-occupied Leasehold Interest in Land__

In previous years, owner-occupied leasehold land and buildings were included in hotel properties and measured using the cost model. In the current year, the Group and its associate have applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and building elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 2 for the financial impact).

2. **Summary of the effects of the changes in accounting policies**

The effects of the changes in the accounting policies described in Note 1 on the results of the Group for the current and prior years are as follows:

	Effect of Adopting	2006 HK$	2005 HK$
Increase (decrease) in share of results of associates			
– Decrease in release of negative goodwill to income statement	HKFRS 3	(5,128,398)	–
– Depreciation expenses for owner-operated hotel property	HKAS 16	(14,891,941)	(15,095,781)
– Decrease in deferred taxation relating to depreciation expenses for owner-operated hotel property	HKAS 16	2,606,883	2,641,761
– Non-amortisation of goodwill	HKFRS 3	12,954,428	–
– Increase in imputed interest expenses on non-current interest-free advances from the Group	HKAS 39	(116,976,897)	–
– Increase in imputed interest income on non-current interest-free advances to the Group	HKAS 39	26,738,264	–
Depreciation expenses for owner-operated hotel property	HKAS 16	(8,800,763)	(8,576,926)
Amortisation of prepaid lease payments	HKAS 17	(4,370,279)	(4,259,126)
Increase in effective interest expenses on the liability component of convertible bonds	HKAS 32	*(41,843,133)*	*(23,789,202)*
Increase in imputed interest income on non-current interest-free advances to associates	HKAS 39	118,976,897	–
Increase in imputed interest expenses on non-current interest-free advances from associates	HKAS 39	(26,738,264)	–
Decrease in profit for the year		(59,473,963)	(49,079,274)

	2006 HK$	2005 HK$
Analysis of decrease in profit for the year by line items presented according to their function:		
Decrease in share of results of associates	*(399,487,190)*	*(289,998,370)*
Increase in administrative expenses	(13,171,042)	(12,836,052)
Increase in finance costs	(68,581,397)	(23,789,202)
Increase in finance income	118,976,897	–
Decrease in income tax expense	302,788,769	277,544,350
Decrease in profit for the year	(59,473,963)	(49,079,274)

The cumulative effects of the application of the new HKFRSs as at 30th June, 2005 and 1st July, 2005 are summarised below:

	As at 30th June, 2005 (originally stated) HK$	Reclassification HK$	Effect of HKAS 1 HK$	Effect of HKAS 16 & 17 HK$	Effect of HKAS 32 HK$	As at 30th June, 2005 (as restated) HK$	Effect of HKAS 39 HK$	Effect of HKFRS 3 HK$	As at 1st July, 2005 (as restated) HK$
Balance sheet items									
Hotel property	[illegible]	–	–	[illegible]	–	763,571,224	–	–	763,571,224
Prepaid lease payments	–	–	–	[illegible]	–	[illegible]	–	–	[illegible]
Interests in associates	[illegible]	[illegible]	–	[illegible]	–	3,611,762,605	[illegible]	[illegible]	[illegible]
Investments in securities	[illegible]	–	–	–	–	[illegible]	[illegible]	–	–
Available-for-sale investments	–	–	–	–	–	–	[illegible]	–	[illegible]
Advances to associates	–	[illegible]	–	–	–	7,144,920,210	[illegible]	–	[illegible]
Other non-current asset	[illegible]	–	–	–	–	300,000	[illegible]	–	–
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Advances from associates	[illegible]	–	–	–	–	[illegible]	[illegible]	–	[illegible]
Other assets and liabilities	[illegible]	–	–	–	–	[illegible]	–	–	[illegible]
	[illegible]	[illegible]	–	[illegible]	[illegible]	[illegible]	–	[illegible]	[illegible]
Retained profits	[illegible]	–	–	[illegible]	[illegible]	[illegible]	–	[illegible]	[illegible]
Capital reserve – equity component of convertible bonds	–	–	–	–	[illegible]	[illegible]	–	–	[illegible]
Minority interests	–	[illegible]	[illegible]	–	–	(27,236,028)	–	–	(27,236,028)
Capital and other reserves	[illegible]	–	–	–	–	[illegible]	–	–	[illegible]
Total equity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	(34,654,342,123)	–	[illegible]	[illegible]
Minority interests	[illegible]	–	[illegible]	–	–	–	–	–	–
	[illegible]	[illegible]	–	[illegible]	[illegible]	(34,654,342,123)	–	[illegible]	[illegible]

The financial effects of the application of the new HKFRSs to the Group's equity at 30th June, 2004 are summarised as follows:

	As at 30th June, 2004 (originally stated) HK$	Reclassification HK$	Effect of HKAS 16 & 17 HK$	As at 30th June, 2004 (as restated) HK$
Retained profits	14,476,176,002	–	(135,018,300)	14,341,157,702
Capital and other reserves	15,286,442,843	–	–	15,286,442,843
Minority interests	(585,933)	(94,796,404)	–	(95,382,337)
Total effects on equity	29,762,232,912	(94,796,404)	(135,018,300)	29,532,418,208

3. **Segment information**

Business segments:

For the year ended 30th June, 2006

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	998,134,843	–	–	–	–	–	998,134,843
Property sales	6,475,154,539	–	–	–	–	–	6,475,154,539
Hotel operations	–	–	–	321,495,767	–	–	321,495,767
Management services	67,013,440	–	–	–	371,998,540	–	[illegible]
Share investment and dealing	–	77,034,775	–	–	–	–	77,034,775
Financing	–	–	16,511,548	–	–	–	16,511,548
	[illegible]	77,034,775	16,511,548	321,495,767	371,998,540	–	8,328,333,552
Other income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	64,201,338
Inter-segment sales*	–	–	–	–	[illegible]	[illegible]	–
Total revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SEGMENT RESULT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	[illegible]
Unallocated corporate expenses							[illegible]
Net finance costs							(201,003,346)
Share of results of associates	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		1,270,087,789
Profit before taxation							7,013,979,790
Income tax expense							(963,377,068)
Profit for the year							6,050,602,722

For the year ended 30th June, 2005

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$ (as restated)
REVENUE							
Turnover							
Property rental	[illegible]	–	–	–	–	–	[illegible]
Property sales	[illegible]	–	–	–	–	–	[illegible]
Hotel operations	–	–	–	[illegible]	–	–	[illegible]
Management services	[illegible]	–	–	–	[illegible]	–	[illegible]
Share investment and dealing	–	[illegible]	–	–	–	–	[illegible]
Financing	–	–	[illegible]	–	–	–	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	4,150,741,802
Other income	[illegible]	[illegible]	[illegible]	–	[illegible]	–	45,076,413
Inter-segment sales*	–	–	–	–	[illegible]	[illegible]	–
Total revenue	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SEGMENT RESULT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	[illegible]
Unallocated corporate expenses							(396,134,413)
Net finance costs							(101,637,894)
Share of results of associates	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		2,146,808,328
Profit on disposal of a subsidiary	57,000,000	–					57,000,000
Profit before taxation							5,893,898,741
Income tax expense							(429,778,278)
Profit for the year							5,464,120,463

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

Geographical segments:

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from activities in Hong Kong.

4. **Share of results of associates**

Share of results of associates included an increase in fair value of investment properties of the associates of HK$349,605,942 *(2005: HK$1,311,145,426)* recognised in the income statements of the associates.

5. **Profit before taxation**

	2006 HK$	2005 HK$ (as restated)
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of prepaid lease payments	4,370,279	4,259,126
Cost of hotel inventories recognised	32,364,180	29,634,804
Depreciation	27,065,816	27,555,863
Loss on disposal of property, plant and equipment	241,236	609,209
Profit on disposal of investment properties	(248,826)	(467,207)

6. **Income tax expense**

	2006 HK$	2005 HK$ (as restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax		
Provision for the year	771,014,909	187,226,230
Underprovision in previous years	154,580	489,378
	771,169,489	187,715,608
Taxation in other jurisdictions		
Provision for the year	13,015,513	7,715,124
Overprovision in previous year	–	(18,432,357)
	784,185,002	176,998,375
Deferred taxation	179,192,066	252,779,903
	963,377,068	429,778,278

Hong Kong Profits Tax is calculated at 17.5% *(2005: 17.5%)* of the estimated assessable profits for the year. Taxation in other jurisdictions is provided for in accordance with the respective local requirements.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2006 HK$	2005 HK$ (as restated)
Earnings for the purpose of basic earnings per share	6,017,327,254	5,175,950,540
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	78,385,744	43,982,581
Earnings for the purpose of diluted earnings per share	6,095,712,998	5,219,933,121
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	4,309,967,680	4,322,903,984
Effect of dilutive potential ordinary shares:		
Convertible bonds	269,398,465	158,146,787
Weighted average number of ordinary shares for the purpose of diluted earnings per share	4,579,366,135	4,481,050,771

The following table summarises the impact on basic and diluted earnings per share as a result of:

	Impact on basic earnings per share 2006 HK cents	Impact on basic earnings per share 2005 HK cents	Impact on diluted earnings per share 2006 HK cents	Impact on diluted earnings per share 2005 HK cents
Figure before adjustments	140.99	120.87	133.41	117.04
Adjustments arising from the changes in accounting policies *(see Note 2)*	(1.38)	(1.14)	(0.36)	(0.55)
Adjusted/restated	139.61	119.73	133.05	116.49

8. **Accounts and other receivables**

At 30th June, 2006, included in accounts and other receivables of the Group are trade receivables of HK$5,436,281,700 *(2005: HK$114,463,704)*. Trade receivables mainly comprise rental receivables which are billed in advance and settlements are expected upon receipt of billings and properties sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	2006 HK$	2005 HK$
0-30 days	5,386,330,566	69,922,128
31-60 days	8,295,315	7,667,044
61-90 days	5,225,874	3,966,394
Over 90 days	36,429,945	32,907,538
	5,436,281,700	114,463,104

Trade receivables over 90 days amounting to HK$36,429,945 *(2005: HK$32,907,538)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

9. **Accounts and other payables**

At 30th June, 2006, included in accounts and other payables of the Group are trade payables of HK$67,235,719 *(2005: HK$46,362,783)*.

The following is an aged analysis of trade payables at the reporting date:

	2006 HK$	2005 HK$
0-30 days	28,238,978	36,263,254
31-60 days	13,288,250	3,203,756
61-90 days	6,374,353	887,878
Over 90 days	19,334,138	6,009,895
	67,235,719	46,362,783

10. ***Pledge of assets***

(a) At 30th June, 2006, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$20,990,850,860 *(2005: HK$16,671,721,396)* were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$14,726,141,260 *(2005: HK$7,776,781,646)*.

(b) At 30th June, 2006, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$4,836,383,781 *(2005: HK$2,742,133,937)*, of which HK$4,067,383,781 *(2005: HK$2,334,587,538)* was utilised by the associates and guaranteed by the Company.

11. **Commitments and contingent liabilities**

At the balance sheet date, the Group had commitments and contingent liabilities as follows:

	2006 HK$	2005 HK$
(a) Commitments in respect of property development expenditure:		
Authorised but not contracted for	62,054,172	19,012,414
Contracted but not provided for	2,880,447,836	2,089,453,770
	2,942,501,008	2,108,466,184
Share of capital commitments of associates in respect of property development expenditure:		
Contracted but not provided for	192,173,838	210,399,472
(b) Guarantees in respect of banking facilities and other liabilities of associates:		
Utilised	4,067,383,781	2,534,581,538
Not utilised	771,505,000	250,057,399
	4,838,888,781	2,784,638,937
Share of contingent liabilities of associates arising from tax affairs of associates	131,021,000	123,501,000

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on the 2nd day of August, 2004 (the "Judgment").

On legal advice Mariner lodged an appeal against the Judgment, which was heard in the Court of Appeal in November 2005. The Court of Appeal on 30th December, 2005 handed down a judgment dismissing Mariner's appeal against the Judgment, finding in favour of Hang Lung. Acting on legal advice, Mariner has lodged an appeal with the Court of Final Appeal against the Judgment of the Court of Appeal. The appeal to the Court of Final Appeal has been set down for hearing in early 2007. On the basis of the uncertainty of the outcome of this appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities arising from the Agreement should be made for the year ended 30th June, 2006.

CLOSURE OF REGISTER

The Register of Members will be closed from 13th November, 2006 to 16th November, 2006, both dates inclusive, during which period no transfers of shares will be effected. The record date for the final dividend is at the close of business on 16th November, 2006.

In order to qualify for the final dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by not later than 4:30 p.m. on 10th November, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 130,666,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$1,320,895,465. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate consideration HK$
July 2005	8,474,000	9.35	7.90	76,185,865
August 2005	16,266,000	9.30	8.80	147,504,790
October 2005	39,888,000	9.70	8.55	364,402,166
November 2005	14,260,000	8.70	8.05	120,500,912
December 2005	3,416,000	9.55	9.35	32,388,136
January 2006	2,326,000	10.45	10.35	24,337,618
March 2006	14,364,000	11.60	11.10	162,850,633
April 2006	2,540,000	12.90	12.60	32,616,939
May 2006	25,952,000	13.90	11.35	323,488,210
June 2006	3,180,000	11.70	11.10	36,620,198
	130,666,000			1,320,895,465

Out of the 130,666,000 shares repurchased, 130,422,000 shares were cancelled on delivery of the share certificates during the year while the remaining 244,000 shares repurchased on 28th June, 2006 were cancelled *on delivery of the share certificates subsequent to the financial year. 1,466,000 ordinary shares repurchased in* the last financial year ended 30th June, 2005 were cancelled during the financial year. The nominal value of HK$131,888,000 of all the shares cancelled during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$1,330,323,360 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the year.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the year, the Company has adopted its own Code on Corporate Governance Practices and has complied with all code provisions as set out in Appendix 14 to the Listing Rules except that there was no separation of the roles of the chairman and the chief executive officer.

The Board is of the view that the current management structure has been effective in facilitating the Company's operation and business development and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operations of each business unit are overseen and monitored by designated responsible Executive Directors. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the Independent Non-executive Directors constituting one-third of the total number of the Board members have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure that it continues to meet these objectives and is in line with the industry practices.

REVIEW OF AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Group for the year ended 30th June, 2006 have been reviewed by the audit committee of the Company.

2006 ANNUAL REPORT

The 2006 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website and the Company's website (www.sino-land.com) while printed copies will be sent to shareholders on or about 16th October, 2006.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 18th September, 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.